BOMBARDIER

BOMBARDIER INC. DIVIDENDS

Montréal, Sept. 30, 2003 - The Board of Directors of Bombardier Inc. has declared the following dividends:

Class A and Class B Shares

A dividend of $0.0225 per share on Class A shares (multiple voting) and of $0.0225 per share on Class B shares (subordinate voting) is payable on Oct. 31, 2003 to the shareholders of record at the close of business on Oct. 17, 2003.

Holders of Class B shares (subordinate voting) of record at the close of business on Oct. 17, 2003, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable in quarterly instalments of $0.000390625, will receive the third instalment of $0.000390625 per share on Oct. 31, 2003.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 per share on the Series 3 Preferred Shares is payable on Oct. 31, 2003 to the shareholders of record at the close of business on Oct. 17, 2003.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on the Series 4 Preferred Shares is payable on Oct. 31, 2003 to the shareholders of record at the close of business on Oct. 17, 2003.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481